DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 www.dlapiper.com Drew M. Valentine drew.valentine@us.dlapiper.com T 512 457 7019
April 12, 2024
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant
Kathryn Jacobson, Senior Staff Accountant
Alexandra Barone, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Silvaco Group, Inc.
Amendment No. 6 to Draft Registration Statement on Form S-1
Submitted March 18, 2024
CIK No. 0001943289
Ladies and Gentlemen:
On behalf of Silvaco Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by comment letter dated March 26, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 6 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with the publicly filed Registration Statement on Form S-1 (the “Registration Statement”), which has been provided to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted March 18, 2024
Use of Proceeds, page 53
1.We note that the company intends to use a portion of the offering proceeds to repay the 2022 Credit Line and the East West Bank Loan. Please expand your disclosure to include the interest rates and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.
Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Registration Statement.
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Division of Corporation Finance
April 12, 2024

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7019, or in my absence my partner Gurpreet S. Bal at (650) 833-2155, if you have any questions regarding this letter or the Registration Statement.
Very truly yours,
DLA Piper LLP (US)
/s/ Drew M. Valentine
Drew M. Valentine
Partner
DLA Piper (US) LLP
Enclosures

cc:	Dr. Babak A. Taheri (Silvaco Group, Inc.)
Gurpreet S. Bal (DLA Piper LLP (US))